UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation            CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                            24 UNDER THE PUBLIC UTILITY
                                               HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period July 1, 2004 through September 30, 2004. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 248,753 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan, 173,610 shares of SCANA common stock were issued pursuant to the SCANA Investor Plus Plan, and 319,671 shares of SCANA common stock were issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

          None

4. SCANA guarantees issued during the quarter:

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy trading activities of SCANA and its subsidiaries.

         SCANA issued a guarantee to Louis Dreyfus Energy Services, L.P. for SCANA Energy Marketing, Inc. (SEMI) in the amount of $5.0 million.

         SCANA issued a guarantee to NJR Energy Services for SEMI in the amount of $2.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Order.

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.3 million to $55.1 million, at interest rates ranging from 1.37% to 1.85%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $284.1 million.

              Public Service Company of North Carolina, Incorporated:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $7.1 million, at interest rates ranging from 1.63% to 1.87%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $21.6 million.

              South Carolina Generating Company, Incorporated.:

              None

B. Public Service Company of North Carolina, Incorporated long-term debt issuances not exempt under Rule 52:

              None

         C. South Carolina Generating Company, Inc. long-term debt issuances not exempt under Rule 52:

              None

         D. SCANA debt issuances:

              SCANA's 364-Day Revolving Credit Agreements expired or were terminated on September 28, 2004 and each was replaced by a new 364-Day Revolving Credit Agreement that will expire on September 27, 2005. The principal amount of the credit agreements is $50 million in Promissory Notes with Bank of America, N.A. and $50 million in Promissory Notes with UBS Loan Finance LLC. The applicable interest rates, ranging from LIBOR plus 0.5% to 1.5%, will be based upon the debt rating of SCANA.

         E. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         None

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         None

9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed August 17, 2004

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Exhibit Index

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries out of capital or unearned surplus:

         None

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

17. Information related to the allocation of the holding Company's Federal income tax liability:

         See Exhibit Index

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                              SCANA Corporation
                                 Registrant





                    by:     s/James E. Swan, IV
                            --------------------------------------------

                            James E. Swan, IV
                            ------------------------------------
                                          (Name)

                                   Controller
                                    (Title)


Dated:  November 29, 2004

                                    EXHIBITS


A-1 Balance Sheet for SCANA Corporation as of September 30, 2004 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of September 30, 2004 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of September 30, 2004 (Filed herewith)

B    Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)

C Calculation of the holding Company's loss attributable to interest expense on acquisition debt and the allocation of federal income tax liability to the members of the consolidated group (Filed herewith)

D    Schedule I and II of SCANA Corporation Form U-6B-2 filed
     November 22, 2004, incorporated by reference herein

                                                                  Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


-------------------------------------------------------------------------------
                                                               September 30,
Millions of dollars                                                2004
-------------------------------------------------------------------------------
Assets
Utility Plant In Service                                          $8,281
Accumulated Depreciation and Amortization                          (2,294)
-------------------------------------------------------------------------------
                                                                    5,987

Construction Work in Progress                                         416
Nuclear Fuel, Net of Accumulated Amortization                          26
Acquisition Adjustments, Net of Accumulated Amortization              230
-------------------------------------------------------------------------------
Utility Plant, Net                                                  6,659
-------------------------------------------------------------------------------

Nonutility Property and Investments:
    Nonutility property, net of accumulated depreciation
     of $47                                                            98
    Assets held in trust, net - nuclear decommissioning                48
    Other investments                                                 150
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    Nonutility Property and Investments, Net                          296
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                                    191
    Receivables, net of allowance for uncollectible
      accounts of $11                                                 375
    Receivables - affiliated companies                                 17
    Inventories (at average cost):
        Fuel                                                          186
        Materials and supplies                                         67
        Emission allowances                                            10
    Prepayments                                                        67
-------------------------------------------------------------------------------
    Total Current Assets                                              913
-------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                                      19
    Pension asset, net                                                281
    Other regulatory assets                                           357
    Other                                                             184
-------------------------------------------------------------------------------
    Total Deferred Debits                                             841
-------------------------------------------------------------------------------
Total                                                             $8,709
===============================================================================

------------------------------------------------------------------------------
                                                             September 30,
Millions of dollars                                               2004
------------------------------------------------------------------------------
Capitalization and Liabilities

Shareholders' Investment:
    Common equity                                                $2,442
    Preferred stock (Not subject to purchase
     or sinking funds)                                              106
------------------------------------------------------------------------------
------------------------------------------------------------------------------
    Total Shareholders' Investment                                2,548

Preferred Stock, net (Subject to purchase or sinking funds)           9
Long-Term Debt, net                                               3,185
------------------------------------------------------------------------------
------------------------------------------------------------------------------
    Total Capitalization                                          5,742
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                            184
    Current portion of long-term debt                                258
    Accounts payable                                                 185
    Accounts payable - affiliated companies                           18
    Customer deposits                                                 44
    Taxes accrued                                                     92
    Interest accrued                                                  56
    Dividends declared                                                43
    Other                                                             85
------------------------------------------------------------------------------
------------------------------------------------------------------------------
    Total Current Liabilities                                        965
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                       849
    Deferred investment tax credits                                  118
    Asset retirement obligation - nuclear plant                      123
    Non-legal asset retirement obligations                           446
    Postretirement benefits                                          140
    Other regulatory liabilities                                     197
    Other                                                            129
------------------------------------------------------------------------------
------------------------------------------------------------------------------
    Total Deferred Credits                                        2,002
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Commitments and Contingencies

------------------------------------------------------------------------------
------------------------------------------------------------------------------
Total                                                            $8,709
==============================================================================

                                                                 Exhibit A-2

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

 ------------------------------------------------------------------------------
                                                               September 30,
 Millions of dollars                                               2004
 ------------------------------------------------------------------------------
 Assets

 Utility Plant In Service                                         $7,020
 Accumulated Depreciation and Amortization                         (1,900)
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
                                                                    5,120

 Construction Work in Progress                                        369
 Nuclear Fuel, Net of Accumulated Amortization                         26
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 Utility Plant, Net                                                5,515
 ------------------------------------------------------------------------------

 Nonutility Property and Investments:
     Nonutility property, net of accumulated depreciation              25
     Assets held in trust, net - nuclear decommissioning               48
     Other investments                                                  6
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
     Nonutility Property and Investments, Net                          79
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------

 Current Assets:
     Cash and temporary investments                                    12
     Receivables, net                                                 234
     Receivables - affiliated companies                                 22
     Inventories (at average cost):
         Fuel                                                          35
         Materials and supplies                                        61
         Emission allowances                                           10
     Prepayments                                                       26
 ------------------------------------------------------------------------------
     Total Current Assets                                             400
 ------------------------------------------------------------------------------

 Deferred Debits:
     Environmental                                                      11
     Pension asset, net                                               281
     Due from affiliates - pension and postretirement benefits         22
     Other regulatory assets                                          334
     Other                                                            155
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
     Total Deferred Debits                                            803
                                                               ----------------
 ------------------------------------------------------------------------------
 Total                                                            $6,797
 ==============================================================================

-------------------------------------------------------------------------------
                                                               September 30,
Millions of dollars                                                2004
-------------------------------------------------------------------------------
Capitalization and Liabilities

Shareholders' Investment:
    Common equity                                                 $2,147
    Preferred stock (Not subject to purchase
     or sinking funds)                                              106
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    Total Shareholders' Investment                                  2,253

Preferred Stock, net (Subject to purchase
  or sinking funds)                                                     9
Long-Term Debt, net                                                 1,976
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Total Capitalization                                                4,238
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Minority Interest                                                      77
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                             165
    Current portion of long-term debt                                 198
    Accounts payable                                                   71
    Accounts payable - affiliated companies                            61
    Customer deposits                                                  25
    Taxes accrued                                                      85
    Interest accrued                                                   37
    Dividends declared                                                 38
    Other                                                              34
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    Total Current Liabilities                                         714
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                        761
    Deferred investment tax credits                                   116
    Asset retirement obligation - nuclear plant                       123
    Non-legal asset retirement obligations                            360
    Due to affiliates - pension and postretirement benefits            14
    Postretirement benefits                                           140
    Other regulatory liabilities                                      185
    Other                                                              69
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    Total Deferred Credits                                          1,768
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Commitments and Contingencies                                            -
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Total                                                             $6,797
===============================================================================

                                                                   Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

------------------------------------------------------------------------------
                                                              September 30,
   Millions of dollars                                             2004
Assets
Gas Utility Plant                                                   $955
Accumulated Depreciation                                             (272)
Acquisition Adjustment, Net of Accumulated Amortization               210
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Gas Utility Plant, Net                                                893
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Nonutility Property and Investments, Net                               27
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Current Assets:
     Cash and temporary investments                                      2
     Restricted cash and temporary investments                           8
     Receivables, net of allowance for uncollectible
      accounts of $1                                                    32
     Receivables-affiliated companies                                    2
     Inventories (at average cost):
        Stored gas                                                      69
        Materials and supplies                                           5
     Prepayments                                                       10
     Deferred income taxes, net                                          5
------------------------------------------------------------------------------
------------------------------------------------------------------------------
     Total Current Assets                                             133
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Deferred Debits:
     Due from affiliate-pension asset                                  12
     Regulatory assets                                                 23
     Other                                                               5
------------------------------------------------------------------------------
------------------------------------------------------------------------------
     Total Deferred Debits                                             40
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Total                                                             $1,093
==============================================================================
==============================================================================

   Capitalization and Liabilities
Capitalization:
     Common equity                                                   $506
     Long-term debt, net                                              274
------------------------------------------------------------------------------
------------------------------------------------------------------------------
     Total Capitalization                                             780
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   Current Liabilities:
      Short-term borrowings                                            19
     Current portion of long-term debt                                  8
     Accounts payable                                                  22
     Accounts payable-affiliated companies                              4
     Customer deposits                                                  7
     Taxes accrued                                                      5
     Interest accrued                                                   3
     Distributions/dividends declared                                   3
     Other                                                             18
------------------------------------------------------------------------------
------------------------------------------------------------------------------
     Total Current Liabilities                                         89
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   Deferred Credits:
      Deferred income taxes, net                                     101
      Deferred investment tax credits                                   1
      Due to affiliate-postretirement benefits                         18
      Other regulatory liabilities                                     12
      Non-legal asset retirement obligations                           82
      Other                                                            10
------------------------------------------------------------------------------
------------------------------------------------------------------------------
      Total Deferred Credits                                         224
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   Commitments and Contingencies                                         -
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Total                                                             $1,093
==============================================================================



                                                                     Exhibit B
                               SCANA Corporation
                        Consolidated Capital Structure
                              September 30, 2004
                             (Dollars in Millions)

                                                              % of Total
                                              Actual        Capitalization

 Common equity                            $     2,442                   39.5%

 Preferred stock                          $        115                   1.9%

 Debt (long and short-term)               $     3,627                   58.6%

                                         -------------------------------------
 Total                                    $     6,184                  100.0%
                                         =====================================


                     South Carolina Electric & Gas Company
                        Consolidated Capital Structure
                              September 30, 2004
                             (Dollars in Millions)

                                                           % of Total
                                               Actual      Capitalization

 Common equity                             $     2,147                   46.7%

 Preferred stock                           $        115                   2.5%

 Debt (long and short-term)                $     2,339                   50.8%

                                           --------------- --------------------
                                           --------------- --------------------
 Total                                     $     4,601                  100.0%
                                           =============== ====================


             Public Service Company of North Carolina, Incorporated
                         Consolidated Capital Structure
                               September 30, 2004
                             (Dollars in Millions)

                                                              % of Total
                                              Actual        Capitalization

  Common equity                           $        506                  62.7%

  Debt (long and short-term)              $        301                  37.3%

                                         -------------------------------------
  Total                                   $        807                 100.0%
                                         =====================================

                South Carolina Generating Company, Incorporated
                               Capital Structure
                               September 30, 2004
                             (Dollars in Millions)

                                                              % of Total
                                              Actual        Capitalization

  Common equity                           $          76                 30.9%

  Debt (long and short-term)              $        170                  69.1%

                                         -------------------------------------
  Total                                   $        246                 100.0%
                                         =====================================

                                                                  Exhibit C




(1) Calculation of the portion of the holding Company's loss that is attributable to interest expense on acquisition debt and (2) the actual allocation of federal income tax liability to each of the members of the consolidated group.

     1. Portion of SCANA's loss (pre-tax) attributable to interest expense on acquisition debt for 2003:

     Acquisition Debt            Interest              Interest
       Outstanding                 Rate                 Expense

      $150,000,000 (A)             2.18% (C)              $2,898,325
       150,000,000 (B)             1.62% (C)                 276,750
       300,000,000                 6.88%                  17,553,605
       250,000,000                 6.25%                  11,769,720
                                                          ----------
                   Total                                 $32,498,400

      (A) Refinanced November 19, 2003 (B) Issued November 19, 2003
      (C) Weighted average variable rate



2. Allocation of 2003 federal income tax liability to each member of the consolidated group:


                                                                Allocated
     Company                                                  Tax Liability
     -------
                                                            -------------------
                                                            -------------------

     SCANA                                                       $(10,805,718)
     SCE&G                                                          30,855,824
     South Carolina Generating Company                               1,080,136
     South Carolina Fuel Company                                   (3,351,341)
     South Carolina Pipeline                                         (260,640)
     SCANA Communications SubConsolidated Group                     19,759,033
     SCANA Development                                                 142,483
     SCANA EM SubConsolidated Group                                  9,135,990
     Primesouth SubConsolidated Group                                2,438,869
     PSNC SubConsolidated Group                                     10,079,439
     Service Care                                                    1,085,590
     SCANA Resources                                                  (29,679)
     SCG Pipeline                                                  (2,264,744)
     SCANA Services Company                                        (1,631,875)
                                                            -------------------
                                                            -------------------
     Total (per 2003 consolidated federal income tax return)       $56,233,367
                                                            ===================